Exhibit 2
GROUP MEMBERS
(1) GRP Management Services Corp.
     General Partner of GRPVC, L.P.
(2) GRPVC, L.P.
     General Partner of GRP II, L.P. and GRP Partners, L.P.
(3) GRP II, L.P.
     Direct owner of 2,040,008 shares of Dealertrack Holdings, Inc.
(4) GRP II Partners, L.P.
     Direct owner of 51,905 shares of Dealertrack Holdings, Inc.
(5) Credit Suisse, on behalf of the Investment Banking division
     Indirect owner of 220,109 shares of Dealertrack Holdings, Inc., as described in Item 4.
     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”) (the “Credit Suisse Reporting Person”). The Credit Suisse Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Credit Suisse Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.
     The ultimate parent company of the Bank is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the “Winterthur division”). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the “Asset Management division”) and the Private Banking division (the “Private Banking division”). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.
     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Credit Suisse Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own securities to which this statement relates (the “Shares”) and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Credit Suisse Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of Shares beneficially owned by the Credit Suisse Reporting Person. The Credit Suisse Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.